Mail Stop 3561

May 31, 2007

Shailen Singh, Chief Executive Officer
Coffee Pacifica, Inc.
2813 7th Street
Berkeley, California 94710-2702

> **Re: Coffee Pacifica, Inc.**
> **Registration Statement on Form SB-2**
> **Filed May 3, 2007**
> **File No. 333-142601**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006,**
> **as amended**
> **Filed April 2, 2007**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2007,**
> **as amended**
> **Filed May 21, 2007**
> **File No. 333-101702**

Dear Mr. Singh:

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. We note that you filed Current Reports on Form 8-K on July 13, 2006, September 21, 2006, and February 12, 2007. It does not appear that you filed

these documents in a timely manner. You must file a current report on Form 8-K within four business days after the occurrence of the event. See General Instruction B.1 to Form 8-K. Because it appears that you filed your Forms 8-K over four business days after the triggering events, please tell us why you did not file these documents timely. Also, please tell us what consideration your principal executive and principal financial officer have given to your apparent failure to file timely these Current Reports on Form 8-K in making their effectiveness conclusion as to disclosure controls and procedures as required by Item 307 of Regulation S-B.

In this regard, please note you are not permitted to use any registration statement form under the Securities Act of 1933 that is predicated on timely filed reports because you filed untimely your Current Report on Form 8-K. Also, please be aware that failure to timely file all reports required by Section 15(d) of the Exchange Act during any previous twelve-month period will negate your eligibility to utilize Form S-3, such as in connection with a secondary offering contemplated by I.B.3 of the General Instructions.

Facing Page

2. On the facing page, please add a sentence indicating that securities are being offered on a delayed or continuous basis pursuant to Rule 415. See interpretation D.36 of the Manual of Publicly Available Telephone Interpretations (July 1997) and Form S-1 to review the disclosure that you should include.

Cover page

3. In an appropriate place in your prospectus, please revise to explain what the AQR function is, as reported by Bloomberg L.P., and how you arrived at the VWAP.

The Offering, page 5

4. You provide a summary of the Subscription Agreements and the accompanying Notes; however, you do not explain under what terms the additional shares are being issued pursuant to the Subscription Agreement, which we understand calls for the issuance of 150% of the estimated shares issuable upon conversion of the Notes. Please elaborate upon the circumstances under which these shares would be issued.

5. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale using the number of underlying securities that you have

registered for resale and the market price per share for those securities on the date of the sale of the convertible note.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment, including the value of any payments to be made in common stock, in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments. Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

   Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

   • the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

      o the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note; and

      o the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

         ▪ if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

         ▪ if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

   • the total possible shares underlying the convertible note, assuming no interest payments and complete conversion throughout the term of the note;

- the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

  o market price per share of the underlying securities on the date of the sale of that other security; and

  o the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    ▪ if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    ▪ if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market

> price of the underlying security, use the conversion/exercise discount
> rate and the market rate per share on the date of the sale of that other
> security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities,
  assuming complete conversion/exercise;

- the combined market price of the total number of underlying shares,
  calculated by using the market price per share on the date of the sale of that
  other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of
  the total number of shares underlying that other security calculated by using
  the conversion price on the date of the sale of that other security and the
  total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of
  that other security, calculated by subtracting the total conversion/exercise
  price on the date of the sale of that other security from the combined market
  price of the total number of underlying shares on that date.

9. Please provide us, with a view toward disclosure in the prospectus, with tabular
   disclosure of:

   - the gross proceeds paid or payable to the issuer in the convertible note
     transaction;

   - all payments that have been made or that may be required to be made by the
     issuer that are disclosed in response to current comment 6;

   - the resulting net proceeds to the issuer; and

   - the combined total possible profit to be realized as a result of any conversion
     discounts regarding the securities underlying the convertible notes and any
     other warrants, options, notes, or other securities of the issuer that are held
     by the selling shareholders or any affiliates of the selling shareholders that is
     disclosed in response to current comments 7 and 8.

   Further, please provide us, with a view toward disclosure in the prospectus, with
   disclosure – as a percentage – of the total amount of all possible payments, as
   disclosed in response to current comment 6, and the total possible discount to
   the market price of the shares underlying the convertible note, as disclosed in
   response to current comment 7, divided by the net proceeds to the issuer from

the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

10. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons, with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction, assuming full issuance, with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction, reverse split adjusted, if necessary; and

- the current market price per share of the class of securities subject to the transaction, reverse split adjusted, if necessary.

11. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

12. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  o the date on which each such selling shareholder entered into that short position; and

  o the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement, e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.

13. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons, in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

14. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the Principal and Selling Stockholders section of the prospectus.

Selling Security Holders, page 11

15. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

16. Please revise the table to ensure that it also reflects the issuance of additional shares under the Subscription Agreement that are being registered under this registration statement as it would appear that this table only reflects the issuance of up to 4,044,958 shares upon conversion of the Notes.

Plan of Distribution, page 12

17. Please clarify your disclosure to identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation. Please revise your disclosure accordingly.

18. If a selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that:

    • the seller purchased the securities to be resold in the ordinary course of business; and

    • at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

    Alternatively, please disclose that the stockholder is an underwriter. We may have additional comments upon review of your response.

Executive Compensation, page 30

19. Please update and revise your disclosure to comply with the new executive compensation disclosure rules which went effective on November 7, 2006 for years ending on or after December 15, 2006. See SEC Release No. 33-8732A (August 29, 2006).

Financial Statements, page 31

20. It appears that you have not provided your report from an independent registered public accounting firm. Considering you must provide audited financial statements that comply with Item 310 of Regulation S-B, please revise to include the report or advise.

Item 28. Undertakings, page 52

21. We note that you have included the undertakings in Item 512(f) of Regulation S-B, which is required if you are relying on Rule 430A under the Securities Act

of 1933. Please tell us why you believe you are relying on Rule 430A as opposed to Rule 430C under the Securities Act of 1933. If you have relied on Rule 430C of the Securities Act instead of Rule 430A, please include the undertakings in Item 512(g)(2) of Regulation S-B and remove the undertakings required by Item 512(f) of Regulation S-B.

Signatures, page 54

22. Your document must be signed by your principal executive officer, your principal financial officer, your principal accounting officer or comptroller, and a majority of your directors. See the Instructions for Signatures section of Form SB-2. Please have your principal accounting officer or comptroller sign your document in addition to those individuals who have signed the document already. In this regard, if one of the individuals who signed the document is your principal accounting officer or comptroller, please add this title below the signature in addition to the title you have written already.

Exhibit 5

23. Please have counsel revise the legal opinion to refer to the correct number of shares being registered in this offering.

Form 10-KSB for the Year Ended December 31, 2006, as amended

Item 8A Controls and Procedures

24. In the first paragraph, you state that your disclosure controls and procedures were effective as of December 31, 2006. However, in the last three sentences of this section, you discuss the fact that any system of controls can provide only reasonable, and not absolute, assurance that the objectives of the system are met. If true, please confirm that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, in future filings, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

25. Also, you state that there were no "significant" changes in your internal controls or in other factors that could significantly affect these controls from September 30, 2006 to December 31, 2006. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially

affect, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. See Item 308(c) of Regulation S-B.

<u>Exhibit 31</u>

26. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B is required. For example, in certain parts of your certifications, the terms "annual report" and "quarterly report" should be replaced with "report" and the references to "I" should be replaced with "small business issuer." Also, you have omitted the parenthetical in paragraph 4.c). Please confirm that, in future filings, you will revise your 302 certifications to use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B.

<u>Form 10-QSB for the Period Ended March 31, 2007, as amended</u>

27. Please provide confirmations that you will revise this document to comply with the comments above, as applicable.

<p align="center">*   *   *   *   *   *</p>

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert J. Burnett, Esq.
       Parsons/Burnett, LLP
       Via Facsimile